

02005862

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 1109

RECEIVED FEB 28 2002

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

United General Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3355 Annandale Lane, Suite 4

(No. and Street)

Suwanee, GA 30024

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey J. Abraham (770) 945-0188

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Faucett, Taylor & Associates, PC

(Name — if individual, state last, first, middle name)

2550 Heritage Court, NW, Suyite 206, Atlanta, GA 30339

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jeffrey J. Abraham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United General Investments, Inc., as of December 31, 2001, XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None



Signature

Jeffrey J. Abraham, Vice President

Title



Notary Public

Notary Public, Fulton County, Georgia
My Commission Expires November 15, 2003

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
FEB 2 8 2002
PROCESSING
365
SECTION
WASH, D.C.

UNITED GENERAL INVESTMENTS, INC.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2001

UNITED GENERAL INVESTMENTS, INC.

TABLE OF CONTENTS

FAUCETT, TAYLOR
& ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS



2550 HERITAGE COURT, N.W.
SUITE 206
ATLANTA, GEORGIA 30339
(770) 951-2991 FAX 770-951-0072

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of United General Investments, Inc.
Suwanee, Georgia

We have audited the balance sheet of United General Investments, Inc. (a California Corporation) as of December 31, 2001 and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with US generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of United General Investments, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with US generally accepted accounting principles.

Our auditing was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplementary Information on page 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faucett, Taylor & Associates, P.C.

Atlanta, Georgia
February 15, 2002

UNITED GENERAL INVESTMENTS, INC.
BALANCE SHEETS
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 11,208
Prepaid expenses	2,177
Total assets	$ 13,385

STOCKHOLDER'S EQUITY

Common stock, $1.00 par value 200,000 shares authorized, 2,500 shares issued and outstanding	$ 2,500
Additional paid-in capital	82,500
Retained earnings	(71,615)
Total stockholder's equity	$ 13,385

See accompany notes and independent auditors' report.

UNITED GENERAL INVESTMENTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATING EXPENSES	
Legal and Accounting	$ 6,795
NASD Fees and Filings	1,580
Postage and Shipping	795
Insurance	304
Education and Training	202
Taxes and Licenses	181
Office expense	174
Net loss from operations	(10,031)
OTHER INCOME	
Interest	96
Miscellaneous	145
Total other income	241
INCOME (LOSS) BEFORE INCOME TAXES	(9,790)
STATE INCOME TAXES	(800)
NET LOSS	$ (10,590)

See accompany notes and independent auditors' report.

UNITED GENERAL INVESTMENTS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Stock	Capital	Deficit	Total
Balance, December 31, 2000	$2,500	$71,500	$(61,025)	$ 12,975
Net loss	-0-	-0-	(10,590)	(10,590)
Capital contributions	-0-	11,000	-0-	11,000
Balance, December 31, 2001	$2,500	$82,500	$(71,615)	$ 13,385

See accompany notes and independent auditors' report.

UNITED GENERAL INVESTMENTS, INC.
STATEMENTS OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net loss	$ (10,590)
Adjustments to reconcile net loss to net cash used by operating activities:	
Increase in prepaid asset	(118)
Net cash used by operating activities	(10,708)
Cash flows from financing activities:	
Capital contributions	11,000
Net cash provided by financing activities	11,000
Net increase in cash	292
Cash, beginning of year	10,916
Cash, end of year	$ 11,208

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Taxes	$ 800

Disclosure of accounting policy:

For the purpose of cash flows, the corporation considers all highly liquid unrestricted debt instruments purchased with maturity of three months or less to be cash equivalents.

See accompany notes and independent auditors' report.

1. ORGANIZATION AND OPERATION

United General Investments, Inc. (the "Corporation"), was formed on May 27, 1988 to operate as a broker/dealer for the sole purpose of brokering investments in other entities either affiliated with, or controlled by, its sole shareholder, and collecting fees for the services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition - The Company recognizes revenue on an accrual basis. All income received for the year ended December 31, 2001 was interest received from cash accounts and miscellaneous income.

Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes - The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

3. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2001 the Company raised capital of $500,000 for an affiliated entity of its' sole stockholder. There were no fees charged by the Company for these services.

The Corporation entered into an informal agreement with an affiliated entity (the "Entity"), whereby from time to time, the Corporation is to provide brokering services for the Entity and the Entity allows the Corporation to utilize its facilities and equipment on an as needed basis.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000. The Company met minimum net capital requirements. See schedules 1 and 2.

UNITED GENERAL INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2001
SCHEDULE 1

NET CAPITAL	
Total ownership equity	$13,385
Less non-allowable assets	(2,177)
Net capital	$11,208
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum capital required	5,000
Excess net capital	6,208
Total net capital	$11,208

UNITED GENERAL INVESTMENTS, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
FOR THE YEAR ENDED DECEMBER 31, 2001
(PURSUANT TO RULE 17a -5 (d) (H) OF THE
SECURITIES EXCHANGE ACT OF 1934)
SCHEDULE 2

	REPORTED IN UNAUDITED PART #A FOCUS REPORT	REPORTED IN AUDITED FINANCIAL STATEMENTS
Total stockholder's equity from balance sheet as of December 31, 2001	$13,385	$13,385
Less non-allowable assets	(2,177)	(2,177)
Net capital as of December 31, 2001	$11,208	$11,208